Exhibit 99.2

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2026

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	F-2 - F-3

Interim Condensed Consolidated Statements of Operations and Other Comprehensive Loss	F-4 - F-5

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-6 - F-7

Interim Condensed Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Interim Condensed Consolidated Financial Statements	F-10 - F-28

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2026	December 31, 2025
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash		$2,356	$2,727
Restricted cash deposit		63	582
Trade receivables		3,937	10,848
Other current assets		2,552	4,316
Inventory		1,706	4,268

		10,614	22,741
NON-CURRENT ASSETS:
Investments in affiliate	4	-	1,776
Property, plant and equipment, net		374	3,711
Intangible assets, net		176	1,222
Goodwill		2,008	1,885
Right-of-use assets, net		478	401

		3,036	8,995

Total assets		$13,650	$31,736

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F -  2

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2026	December 31, 2025
	Note	(Unaudited)

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Current maturities of operating lease liabilities		$151	$322
Trade payables		5,204	12,055
Other current liabilities		3,063	6,073
Loans and credit from bank institution and others	3A	6,094	14,333
Convertible debentures		-	622
Convertible promissory notes	3B	1,597	-
Derivative warrants liabilities and prefunded warrants	4	3	601

		16,112	34,006

NON-CURRENT LIABILITIES:
Operating lease liabilities		317	54
Loans and credit from bank institution and others	3A	267	936
Deferred tax liabilities		41	355

		625	1,345

Total liabilities		16,737	35,351

DEFICIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY:	5
Share capital and premium		277,883	270,518
Capital reserve from share-based payment transactions		475	475
Amount received on account of financial instruments and other		2,189	2,168
Capital reserve from translation differences of foreign operations		3,368	(3,842)
Capital reserve from transaction with non-controlling interests		(2,872)	(2,872)
Capital reserve from transaction with controlling shareholder		33	33
Accumulated deficit		(284,061)	(270,210)

Total deficit attributable to shareholders of the Company		(2,985)	(3,730)

Non-controlling interests		(102)	115

Total deficit		(3,087)	(3,615)

Total liabilities and deficit		$13,650	$31,736

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Approved by the Board of Directors (the “Board”) on November 13, 2026.

/s/ Oren Shuster	/s/ Oz Adler
Oren Shuster – CEO & Director	Oz Adler – Chairman of the Board

F -  3

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Nine months ended September 30,		Three months ended September 30,
	Note	2026	2025(*)	2026	2025(*)

Revenue		$8,963	$15,772	$1,650	$5,083
Cost of revenue		7,637	10,903	1,685	3,503

Gross profit (loss)		1,326	4,869	(35)	1,580

Selling and marketing expenses		3,459	3,047	1,042	1,068
General and administrative expenses		4,405	3,325	1,966	1,222
Share-based compensation		-	14	-	2
Other expenses		-	2,153	-	2,153
Total operating expenses		7,864	8,539	3,008	4,445

Operating loss		(6,538)	(3,670)	(3,043)	(2,865)

Finance income		668	2,552	489	884
Finance expenses		(5,306)	(1,377)	(2,369)	(225)

Finance income (expenses), net		(4,638)	1,175	(1,880)	659

Loss before taxes on income (tax benefit)		(11,176)	(2,495)	(4,923)	(2,206)
Taxes on income (tax benefit)		(342)	91	(257)	145

Net loss from continuing operations		(10,834)	(2,586)	(4,666)	(2,351)
Net loss from discontinued operations	6	(3,100)	(1,298)	(2,416)	(1,514)

Net loss		$(13,934)	$(3,884)	$(7,082)	$(3,865)

(*) Reclassified in respect of discontinued operations (see also Note 6 below).

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F -  4

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Nine months ended September 30,		Three months ended September 30,
	Note	2026	2025 (*)	2026	2025 (*)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain on defined benefit plan		(203)	48	(312)	1,479

Other comprehensive loss that will be reclassified to profit or loss in subsequent periods:
Reclassification of translation adjustments upon sale of foreign operations (**)		5,702	-	5,702	-
Adjustments arising from translating financial statements of foreign operations		1,520	(2,440)	1,014	(2,440)

Total other comprehensive loss		7,019	(2,392)	6,404	(961)

Total comprehensive loss		$(6,915)	$(6,276)	$(678)	$(4,826)

Net loss attributable to:
Shareholders of the Company		$(13,648)	$(3,685)	$(7,067)	$(3,651)
Non-controlling interests		(286)	(199)	(15)	(214)

		$(13,934)	$(3,884)	$(7,082)	$(3,865)

Total comprehensive loss attributable to:
Shareholders of the Company		$(6,641)	$(6,155)	$(666)	$(4,627)
Non-controlling interests		(274)	(121)	(12)	(199)

		$(6,915)	$(6,276)	$(678)	$(4,826)

Basic and diluted loss per share attributable to shareholders of the Company:
From continuing operations (in CAD)		$(25.9)	$(0.64)	$(6.69)	$(0.44)

From discontinued operations (in CAD)		$(7.61)	$(0.35)	$(3.45)	$(0.31)
Total (in CAD)		$(33.51)	$(0.99)	$(10.15)	$(0.75)

(*) Loss per share includes the effect of Reverse Share Split (see also Note 5A below).

(**) Reclassified in respect of discontinued operations (see also Note 6 below).

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F -  5

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Amount received on account of financial instruments and other	Capital reserve from translation difference of foreign operations	Capital reserve from transaction with non-controlling interests	Capital reserve from transaction with controlling shareholder	Accumulated deficit	Total	Non-controlling interests	Total deficit

Balance as of January 1, 2026	$270,518	$475	$2,168	$(3,842)	$(2,872)	$33	$(270,210)	$(3,730)	$115	$(3,615)

Net loss	-	-	-	-	-	-	(13,648)	(13,648)	(286)	(13,934)
Total other comprehensive income (loss)	-	-	-	7,210	-	-	(203)	7,007	12	7,019

Total comprehensive income (loss)	-	-	-	7,210	-	-	(13,851)	(6,641)	(274)	(6,915)

Expiration of conversion feature related to convertible debentures	106	-	(106)	-	-	-	-	-	-	-
Common shares issued upon partial conversion of convertible promissory notes (Note 3B)	4,521	-	-	-	-	-	-	4,521	-	4,521
Common shares issued upon partial exercise of warrants (Note 3B)	853	-	-	-	-	-	-	853	-	853
Common shares and prefunded warrants issued upon debt Settlement (Note 3D)	88	-	127	-	-	-	-	215	-	215
Net proceeds received upon completion of private placement transaction (Note 3F)	1,797	-	-	-	-	-	-	1,797	-	1,797
Deconsolidation of subsidiaries (Note 6)	-	-	-	-	-	-	-	-	57	57

Balance as of September 30, 2026	$277,883	$475	$2,189	$3,368	$(2,872)	$33	$(284,061)	$(2,985)	$(102)	$(3,087)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F -  6

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Conversion feature related to convertible debt	Capital reserve from translation difference of foreign operations	Capital reserve from transaction with non-controlling interests	Capital reserve from transaction with main shareholder	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2025	$265,000	$150	$297	$(1,265)	$-	$-	$(258,939)	$5,243	$(2,097)	$3,146

Net income (loss)	-	-	-	-	-	-	(3,685)	(3,685)	(199)	(3,884)
Total other comprehensive income (loss)	-	-	-	(2,518)	-	-	48	(2,470)	78	(2,392)

Total comprehensive loss	-	-	-	(2,518)	-	-	(3,637)	(6,155)	(121)	(6,276)

Recognition of capital contribution from a controlling shareholder	-	-	-	-	-	33	-	33	-	33
Common shares issued upon exercise of pre-funded warrants	372	-	-	-	-	-	-	372	-	372
Expiration of conversion feature related to convertible debentures	297	-	(297)	-	-	-	-	-	-	-
Recognition of conversion feature related to convertible debentures		-	364	-	-	-	-	364	-	364
Common shares issued upon partial conversion of convertible debenture	1,651	-	(256)	-	-	-	-	1,395	-	1,395
Common shares issued as consideration upon acquisition on non-controlling interest	314	-	-	-	(2,872)	-	-	(2,558)	2,558	-
Common shares issued upon debt settlement	190	-	-	-	-	-	-	190	-	190
Net proceeds received upon completion of private placement transaction	1,750	311	3,004					5,065		5,065
Share-based compensation	-	14	-	-	-	-	-	14	-	14

Balance as of September 30, 2025	$269,574	$475	$3,112	$(3,783)	$(2,872)	$33	$(262,576)	$3,963	$340	$4,303

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F -  7

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Nine months ended September 30,
	2026	2025
Cash flow from operating activities:

Net loss	$(13,934)	$(3,884)
Adjustments for non-cash items:
Revaluation of financial instruments (Note 4)	(598)	(9)
Fair value adjustment on convertible promissory notes, net (Note 3B and Note 4)	1,252	-
Discount expenses in respect of convertible debentures	77	178
Depreciation of property, plant and equipment	100	212
Amortization of intangible assets	1,149	991
Depreciation of right-of-use assets	264	232
Impairment of intangible assets and goodwill	-	3,076
Recognition of extension fee related to debentures	-	209
Finance expenses, net	(543)	(716)
Deferred tax liability, net	(347)	(111)
Share-based payments	-	14
Reclassification of translation adjustments upon sale of foreign operations (Note 6)	5,702	-
Gain from derecognition of net assets (Note 6)	(2,722)
Gain from debt restructuring (Note 3A)	(487)	-
Discount expenses in respect of loans and credit received	-	141
	3,847	4,217

Changes in working capital:
Decrease in trade receivables	6,344	3,306
Increase in other current assets	(1,490)	(2,494)
Decrease (increase) in inventory	2,857	(6,222)
Decrease in trade payables	(2,657)	(3,896)
Increase in other current liabilities	740	9,442

	5,794	136

Taxes paid	(16)	22

Net cash used in (provided by) operating activities	(4,309)	491

Cash flows from investing activities:

Purchase of property and equipment	(8)	(8)
Deconsolidation of subsidiaries (Note 6)	1,630	-
Change in restricted cash	519	(1,070)

Net cash used in (provided by) investing activities	$2,141	$(1,078)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F -  8

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

Proceeds received from convertible promissory notes and detachable warrants issued (Note 3B)

	Nine months endd September 30,
	2026	2025
Cash flow from financing activities:

Net proceeds received upon completion of private placement transaction	-	5,064
Repayment of lease liabilities	(260)	(230)
Net proceeds received upon completion of private placement transaction (Note 3F)	1,797	-
Proceeds received from warrants exercised (Note 3B)	853	-
Proceeds received from convertible promissory notes and detachable warrants issued (Note 3B)	3,409	-
Payment of interest on lease liabilities	(20)	(26)
Proceeds received from loans and credit received (Note 3A)	5,096	4,634
Repayment of loans and credit (Note 3A)	(2,942)	(2,573)
Interest paid	(430)	(1,954)
Repayment of discounted checks (Note 3A)	(4,033)	(1,647)

Net cash provided by financing activities	3,470	3,268

Effect of foreign exchange on cash	(1,673)	(2,362)

Change in cash	(371)	319
Cash at the beginning of the period	2,727	863

Cash at end of the period	$2,356	$1,182

Supplemental disclosure of non-cash activities:

Right-of-use assets recognized with corresponding lease liabilities	$423	$272

Common shares issued upon exercise of pre-funded warrants	$-	$372

Common shares issued upon partial conversion of convertible debentures	$-	$1,395

Common shares issued upon partial conversion of convertible promissory notes (Note 3B)	$4,521	$-

Common shares and/or prefunded warrants issued as debts settlement (Note 3D)	$215	$190

Liabilities assumed as part of sale of operations (Note 6)	$9,400	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

F -  9

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 1 - GENERAL

A.	Corporate information

IM Cannabis Corp. (the “Company” or “IMCC”) is listed for trading on the NASDAQ, commencing from March 1, 2021, under the ticker symbol “IMCC”. IMCC’s main office is in Ra'anana, Israel. On June 2, 2025, the common shares of the Company have been voluntary delisted from trading on the Canadian Securities Exchange (the “CSE”).

In Israel, IMCC operates in the field of medical cannabis through several pharmacies and trade houses specializing in medical cannabis pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the “Dangerous Drugs Ordinance”) and the related regulations issued by IMCA.

In Europe, IMCC actively operated until recently through German-based subsidiary (“Adjupharm GmbH”) which is an EU-GMP-certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import or export capability with requisite permits. However, on September 29, 2026, IMCC has exited its operations in Germany and deconsolidated Adjupharm GmbH and presented such operation in the consolidated statements of operations as discontinued operations (see also Note 6 below).

Through September 29, 2026, the Company and its subsidiaries (collectively, the “Group”) were operating as one reporting unit in geographical reporting segments whereby most of the Group’s revenue was generated from sales of medical cannabis products to customers in Israel and Germany and the remaining revenue was generated from sales of other products to customers in such territories as well. Commencing the sale of Adjupharm GmbH (the German operation) on September 29, 2026, the Group operates as one reporting unit in one geographical reporting segment (Israel).

Commencing September 29, 2026, the Group operates as one reporting unit in one geographical reporting segment (Israel).

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

B.	Definitions

In these financial statements:

The Company	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

US$	-	United States dollar

EUR	-	EURO

NIS	-	New Israeli Shekel

F -  10

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 1 - GENERAL (Cont.)

C.	Liquidity and capital resources and going concern

The Company devotes substantially all its efforts to commercialization of its medical cannabis products, which are expected to require substantial further expenditures. Thus, the Company is raising debts and/or capital for such purposes. As of September 30, 2026, the Group has negative working capital, accumulated deficit and total shareholders’ deficit of $5,498, $284,061 and $2,985, respectively. In addition, during the period of nine months ended September 30, 2026, the Group had a loss from continuing operation and discontinued operation of $10,834 and $3,100, respectively.

During the periods reported, the Group’s operating expenses included various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditure, of which the Company executed a cost-saving plan, to allow continuing of operations and meet its financial obligations. The cost saving plan consisted of cost reduction due to efficiencies and synergies, which include mainly (i) discontinued operations of loss-making activities (see Note 6 below for more information regarding to sale of IMC Holdings including its direct and indirect equity interests in certain entities (Adjupharm GmbH and Xinteza API Ltd.)), (ii) reduction in payroll and headcount, (iii) reduction in compensation paid to key management personnel (including key executives layoffs) and (iv) operational efficiencies and reduced capital expenditures. To date, the Company continued to closely monitor its expenses.

Management plans to finance its operations through (i) sales of its medical cannabis products in Israel through several pharmacies and trade houses specializing in such industry, (ii) sales of equity and/or raising debts (including shelf registration statement on Form F-3 that was declared effective on July 9, 2025 by the U.S. Securities and Exchange Commission (“SEC”) and which allows the Company to register up to US$50,000 thousand (see Note 3B and Note 3F below regarding to registration of certain securities issued through convertible promissory notes and warrants offerings and/or private placement transaction) of certain debt and/or equity securities of the Company through prospectus supplement). However, there is no assurance that additional capital and financing will be available to the Group, and even if available, whether it will be in terms acceptable to the Group or in the required amounts and through (iii) exploring additional business activities with the goal of enhancing long-term growth opportunities (see Note 3E below regarding to execution of non-binding agreement to acquire 51% of Space Defense Innovations). These plans do not constitute firm commitments and are subject to market conditions, regulatory developments, and execution risks.

For more information regarding the funds raising through debts and/or capital transactions subsequent to the reporting date, see Note 7 below.

These conditions raise uncertainties that cast significant doubt as to whether the Company will be able to continue as a going concern. The consolidated financial statements do not include any adjustments relating to recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

F -  11

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 1 - GENERAL (Cont.)

D.	Impact of the security situation on the Group’s business activity

On October 7, 2023, the State of Israel was attacked by the terrorist organization Hamas, and as a result, Israel declared a state of war and a large-scale reserve call-up (hereinafter - the “War”). At the same time, a front also opened on the northern border against the terrorist organization Hezbollah. Since that time, Israel has been in a state of war, with its intensity and scope changing from time to time. The war is an extraordinary event with security and economic implications, the extent and outcome of which cannot be predicted. In response to the war, Israel took significant measures to protect the security of its citizens, which have a notable impact on economic and business activity in the country and on some of the reporting entities. In October 2025, a ceasefire agreement was signed and following it the fighting subsided on most fronts.

On February 28, 2026, Israel launched Operation “Lion’s Roar,” which included a joint attack by Israel and the United States against government and military targets in Iran. In response, Iran fired missiles and drones at Israel and other countries in the region. Following these developments, the terrorist organization Hezbollah started firing at Israel, which responded by expanding the fighting front along the northern border. As a result, a state of emergency was declared in the country, leading to consequences and restrictions on the Israeli economy, including, among other things, partial or full business closures, a “closed skies” policy, restrictions on gatherings in workplaces and the education system, and a decrease in the workforce, partly due to the mobilization of reservists. Amid the escalation, Iran closed the Strait of Hormuz, a crucial maritime transport route, which led the United States to impose a naval blockade to prevent Iranian vessels from moving. Consequently, there were disruptions in oil supply volumes and an increase in oil prices.

On April 8, 2026, a temporary ceasefire was formed between the United States and Iran, and the parties began stages of negotiations to form a permanent agreement. Following that, on April 13, 2026, a ceasefire was also declared on the northern border, and Israel started negotiations with Lebanon, but despite that the uncertainty and tension regarding the situation remain.

The Company's management is continuously monitoring the developments regarding the War and is acting in accordance with the guidelines of the various authorities. The Company has experienced damage to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more.

E.	Approval of consolidated financial statements

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors (“Board”) on November 13, 2026.

F -  12

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 2 - MATERIAL ACCOUNTING POLICIES

A.	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the Company’s annual audited financial statements and related notes (the “Annual Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the SEC on March 30, 2026. The unaudited interim condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. The interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 “Interim Financial Reporting”. The financial information contained herein is unaudited, however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the period of nine months ended September 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for any other interim period or for any future period.

B.	Use of estimates in the preparation of financial statements

The preparation of Company’s interim condensed consolidated financial statements in conformity with IFRS Accounting Standards requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenue and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

C.	New standards adopted at January 1, 2026

Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments) which include (i) clarification that financial liability is derecognized on the ‘settlement date’ and introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date, (ii) additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed, (iii) classification on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments and (iv) introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI). The Amendments became effective to annual reporting periods beginning on or after January 1, 2026. The adoption did not have significant effect on the financial statements.

F -  13

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 2 - MATERIAL ACCOUNTING POLICIES (Cont.)

D.	A summary of new reporting standards not yet effective and which are relevant to the Company’s activities

IFRS 18, Presentation and Disclosure in Financial Statements

On April 9, 2024 the IASB published IFRS 18, which replaces IAS 1 ‘Presentation of Financial Statements’ with the objective to improve how information is communicated in an entity’s financial statements, particularly in the statement of profit or loss and in its notes to the financial statements.

The main changes that will apply to the financial statements with the implementation of IFRS 18, in relation to the presentation and disclosure instructions that apply today include the following:

▪	IFRS 18 changes the structure of the profit or loss report and includes three new defined categories: operating, investing and financing and adds two new interim summaries: operating profit and profit before financing and income taxes.

▪	IFRS 18 includes guidelines for providing disclosure on performance indicators defined by management (management-defined performance measures).

▪	IFRS 18 provides guidelines regarding the aggregation and disaggregation of the information in the financial statements in relation to the question of whether information should be included in the main reports or in explanations and disclosures regarding items defined as “other”.

▪	IFRS 18 includes amendments to other standards, including limited amendments to International Accounting Standard 7, Statement of Cash Flows.

IFRS 18 will become effective, in a retrospective manner, for annual reporting periods beginning on or after January 1, 2027.

The Company examine the possible impact of the new standard on the financial statements, whereby the main effects of the standard on the financial statements are detailed below:

▪	Statements of Operations and Other Comprehensive Loss - The company will classify within the operating category, exchange differences arising from income and expenses that belong to the operational activity (such as exchange differences on trade receivables and trade payables denominated in foreign currency) which were previously classified as part of finance income or finance expenses.

▪	Profits or losses from the investments in various financial instruments (including with respect to investments in affiliate) that were previously included as part of finance income or finance expenses will be included under the investing activity ..

▪	Cash flow statement - Interest paid and interest received which have so far been classified as cash flows from operating activities, will be classified as follows: Interest paid will be classified under financing activities and interest received as cash flows from investing activities.

▪	The Company will include additional disclosures as to breakdown of certain expenses and revenue, including depreciation, impairments, employee benefits, losses from long-term assets and inventory impairments and reversals of such impairments.

The Company reviewed the provisions of the standard regarding main business activity and concluded that it does not have a main principal business activity involving investing in assets or providing financing to customers.

The Company has assessed the impact of the new standard on compensation mechanisms for officers and employees based on data or accounting metrics. In the Company’s estimation, the implementation of the new standard is not expected to have a material impact on such compensation mechanisms.

F -  14

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

A.	Credit facilities

1.	In March 2025, Focus Medical Herbs Ltd. and Bank Mizrahi (the “Bank”) signed an agreement under which a short-term loan of NIS 5 million (approximately $2,146) received from the Bank in 2023 was refinanced by the way that (i) an outstanding principal loan of NIS 4 million (approximately $1,717) was extended as a loan with 5-month grace period, after which repayment is made in 31 monthly installments commencing September 21, 2025. The principal loan bears an annual interest rate of P+2.9% to be paid monthly commencing April 20, 2025 and (ii) the remaining NIS 1 million (approximately $429) was extended as a credit line until March 12, 2026, which subsequently was reextended several times until October 18, 2027.

2.	From time to time, in the normal course of business, the Company enters into financing transactions with non-financial institutions under which the Company receives loans that bear an interest at a fixed rate which shall be repaid together with the principal amount over a limited period. When loans received from related parties are considered as free interest loans or loans with reduced interest which do not represent the Company’s applicable rate of risk, the difference between cash received and fair value of the loans is accounted for as a capital contribution from a main shareholder.

3.	From time to time, in the normal course of business, the Company enters into financing transactions with non-banking credit services entities under which the Company receives short-term loans that are guaranteed by certain identified outstanding unpaid invoices of certain customers (the “Selected Trade Receivables”). As it was determined that the Company has retained substantially all the risks and rewards of ownership of the Selected Trade Receivables, the Company continues to recognize the Selected Trade Receivables in their entirety and recognizes financial liability for consideration received as short-term loans.

Breakdown of credit facilities from bank institution and others as of the reported dates:

	September 30,	December 31,
	2026	2025
	(Unaudited)

Overdraft and credit from bank institution	$1,394	$2,293
Credit from non-financial institutions	4,395	8,470
Selected Trade Receivables	572	4,506

	$6,361	$15,269

The following tabular presentation reflects the reconciliation of the carrying amount of credit facilities during the reported dates:

	September 30,	December 31,
	2026	2025
	(Unaudited)

Opening balance	$15,269	$15,611
Loans principal received	5,096	3,271
Loans principal repaid	(2,942)	(1,810)
Debt restructuring	(487)	-
Settlement in exchange for convertible promissory notes issued (Note 3B1)	(1,423)	-
Reclassification of convertible debentures as loan	667	-
Amortization of discount expenses and accrued interest	32	169
Change in receivables checks	(4,033)	(2,536)
Deconsolidation of subsidiary	(6,634)	-
Foreign exchange translation reserve	816	564

Closing balance	$6,361	$15,269

F -  15

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

B.	Convertible promissory notes and warrants offerings

1.	On January 7, 2026, the Company entered into a Note Purchase Agreement (the “First Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which in exchange to (i) cash proceeds of approximately US$500 thousand (approximately $687) and (ii) settlement of an existing financial liability toward the Investor amounted to US$1,039 thousand (approximately $1,423), the Company issued to the Investor (i) a convertible promissory note (the “Note”) in the principal amount of approximately US$1,710 thousand (approximately $2,108) (the “Subscription Amount”), which is convertible into the Company’s common shares, no par value per share, at a purchase price equal to 90% of the Subscription Amount and (ii) a detachable warrant to purchase up to 7,605 of the Company’s common shares at an exercise price of $103.5 per common share over a period of 5 years commencing the issuance date through January 7, 2031 (the “January 2026 Warrant”). The transaction closed on January 26, 2026.

2.	On January 20, 2026, the Company entered into a Second Note Purchase Agreement (the “Second Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$633 thousand (approximately $875), the Company issued to the Investor (i) a convertible promissory note (the “Second Note”) in the principal amount of approximately US$704 thousand (approximately $973) (the “Second Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Second Subscription Amount and (ii) a detachable warrant to purchase up to 3,122 of the Company’s common shares at an exercise price of $103.5 per common share over a period of 5 years commencing the issuance date through January 20, 2031 (the “Additional January 2026 Warrant”). The transaction closed on January 21, 2026.

3.	On April 6, 2026, the Company entered into a Third Note Purchase Agreement (the “Third Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$225 thousand (approximately $313), the Company issued to the Investor (i) a convertible promissory note (the “Third Note”) in the principal amount of approximately US$250 thousand (approximately $348) (the “Third Subscription Amount”), which is convertible into the Company’s common shares, at a purchase price equal to 90% of the Third Subscription Amount and (ii) a detachable warrant to purchase up to 9,095 of the Company’s common shares (the “April 2026 Warrant”), at an exercise price of $14.1 per common share over a period of 5 years commencing the issuance date through April 6, 2031 (the “April 2026 Warrant”). The transaction closed on April 7, 2026.

4.	On May 7, 2026, the Company entered into a Fourth Note Purchase Agreement (the “Fourth Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$270 thousand (approximately $368), the Company issued to the Investor (i) a convertible promissory note (the “Fourth Note”) in the principal amount of approximately US$300 thousand (approximately $409) (the “Fourth Subscription Amount”) which is convertible into the Company’s Common Shares at a purchase price equal to 90% of the Fourth Subscription Amount and (ii) a warrant to purchase up to 37,594 of the Company’s common shares at an exercise price of $10.8 per common share over a period of 5 years commencing the issuance date through May 7, 2031 (the “May 2026 Warrant”). The transaction closed on May 7, 2026.

F -  16

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

B.	Convertible promissory notes and warrants offerings (Cont.)

5.	On June 3, 2026, the Company entered into a Fifth Note Purchase Agreement (the “Fifth Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$203 thousand (approximately $281), the Company issued to the Investor (i) a convertible promissory note (the “Fifth Note”) in the principal amount of approximately US$225 thousand (approximately $311) (the “Fifth Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Fifth Subscription Amount and (ii) a warrant to purchase up to 26,042 of the Company’s common shares at an exercise price of $12 per common share over a period of 5 years commencing the issuance date through June 3, 2031 (the “Fifth Warrant”). The transaction closed on June 4, 2026.

6.	On July 1, 2026, the Company entered into a Sixth Note Purchase Agreement (the “Sixth Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$203 thousand (approximately $288), the Company issued to the Investor (i) a convertible note (the “Sixth Note”) in the principal amount of approximately US$225 thousand (approximately $320) (the “Sixth Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Sixth Subscription Amount and (ii) a warrant to purchase up to 49,446 Company’s common shares at an exercise price of $6.6 per common share over a period of 5 years commencing the issuance date through July 1, 2031 (the “Sixth Warrant”). The transaction closed on July 2, 2026.

7.	On August 6, 2026, the Company entered into a Seventh Note Purchase Agreement (the “Seventh Purchase Agreement”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$225 thousand (approximately $315), the Company issued to the Investor (i) a convertible note (the “Seventh Note”) in the principal amount of approximately US$250 thousand (approximately $350) (the “Seventh Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Seventh Subscription Amount and (ii) a warrant to purchase up to 68,418 Company’s common shares at an exercise price of $5.1 per common share over a period of 5 years commencing the issuance date through August 7, 2031 (the “Seventh Warrant”). The transaction closed on August 7, 2026.

8.	On September 2, 2026, the Company entered into an Eighth Note Purchase Agreement (the “Eighth Purchase Agreement” and together with the Purchase Agreement, Second Purchase Agreement, Third Purchase Agreement, Fourth Purchase Agreement, Fifth Purchase Agreement, Sixth Purchase Agreement, Seventh Purchase Agreement and the Eighth Purchase Agreement, the “Purchase Agreements”) with the Investor, pursuant to which in exchange to cash proceeds of approximately US$203 thousand (approximately $282), the Company issued to the Investor (i) a convertible note (the “Eighth Note”) in the principal amount of approximately US$225 thousand (approximately $314) (the “Eighth Subscription Amount”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Eighth Subscription Amount and (ii) a warrant to purchase up to 77,855 Company’s common shares at an exercise price of $4.63 per common share over a period of 5 years commencing the issuance date through September 2, 2031 (the “Eighth Warrant” and together with the Warrant, Second Warrant, Third Warrant, Fourth Warrant, Fifth Warrant, Sixth Warrant, Seventh Warrant and the Eighth Warrant, the “Warrants”). The transaction closed on September 2, 2026.

F -  17

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

B.	Convertible promissory notes and warrants offerings (Cont.)

Each Note as described above bears an interest rate of 8.0% per annum accruing from the closing date of the First Transaction and the Second Transaction, as applicable, (which shall increase to 14.0% upon the occurrence of an Event of Default, as defined in each of the Purchase Agreements) (the “Interest” and, together with the Subscription Amounts, the “Conversion Amount”). The Conversion Amount of the Notes is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of the Company’s common shares upon conversion of the Conversion Amount in accordance with their terms.

The number of common shares issuable upon conversion of the Conversion Amount of the Notes, is determined by dividing the applicable conversion amount by the conversion price (the “Conversion Price”). The Conversion Price is equal to the lower of (i) the Fixed Price, as defined in each of the Notes, or (ii) 90% of the lowest daily volume-weighted average price of the Common Shares during the 20 consecutive trading days immediately preceding the conversion date, (the “Variable Price”), provided, however, that the Variable Price will not be lower than the Floor Price, as defined in each of the Notes. The Fixed Price of the Note, Second Note, Third Note, Fourth Note, Fifth Note, Sixth Note, Seventh Note and Eighth Note are US$44.1, US$41.4, US$10.2, US$8.1, US$8.7, US$4.5, US$3.6 and US$3.33, respectively. The Floor Price in the Note, Second Note, Third Note, Fourth Note Fifth Note, Sixth Note, Seventh Note and Eighth Note are US$8.7, US$8.4, US$2.1, US$1.5, US$1.8, US$0.9, US$0.6 and US$0.67, respectively.

The Notes include customary limitations on conversion, including a beneficial ownership cap of 4.99% of the outstanding common shares of the Company following the conversion.

As the Warrants’ terms as described above permit the Investor to receive a fixed number of Common Shares upon exercise for a fixed exercise price which is determined in the functional currency of the Company, it was determined that the Warrants are eligible for equity classification.

In addition, as each of the Notes may be settled only through delivery of a variable number of the Company’s own Common Shares with the variation based on the value of the Company and with the existence of an embedded derivative due to the Floor Price, the management elected to designate each of the Notes (including the embedded derivative) under the fair value option and to measure the entire financial liability at fair value through profit or loss category in accordance with IFRS 9.

Thus, upon initial recognition, the management, by using the assistance of third-party appraiser, measured the consideration received in each of the Purchase Agreements (i.e. the cash proceeds received plus the fair value of the existing financial liability settled, when applicable) and the fair value of each of the Notes issued. The consideration received in each of the Purchase Agreements was first allocated to the applicable note with the remaining amount, if any, allocated to the applicable detachable warrant. However, if the fair value of the consideration received was determined to be less than the fair value of the Notes, the difference was charged immediately to the statement of operations as part of the finance expenses. Based on the above criteria, upon the initial recognition of the Notes, each of the Notes was recognized at fair value and the Company recorded immediate finance expense of approximately $3,216, and no remaining amount was allocated to the Warrants.

F -  18

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

B.	Convertible promissory notes and warrants offerings (Cont.)

The following tabular presentation reflects the reconciliation of the total fair value of liabilities related to the Notes during the period of nine months ended September 30, 2026:

	First Note	Second Note	Third Note	Fourth Note	Fifth Note	Sixth Note	Seventh Note	Eighth Note	Total

Balance as of January 1, 2026	$-	$-	$-	$-	$-	$-	$-	$-	$-
Issued (*)	3,293	1,359	584	714	568	506	541	483	8,048
Conversion (**)	(2,427)	(994)	(361)	(424)	(315)	-	-	-	(4,521)
Changes in fair value	(867)	(357)	(228)	(306)	(256)	(26)	29	47	(1,964)
Foreign exchange translation reserve	1	(8)	5	16	3	(1)	9	9	34
Balance as of September 30, 2026 (***)	$-	$-	$-	$-	$-	$479	$579	$539	$1,597

(*)	The following table summarizes the observable inputs used in valuation of liability related to Notes under Monte Carlo model for each applicable issuance date:

	First Note	Second Note	Third Note	Fourth Note	Fifth Note	Sixth Note	Seventh Note	Eighth Note

Expected volatility (%)	133.67%	133.67%	138.75%	141.87%	137.49%	110.39%	106.93%	116.37%
Risk-free interest rate (%)	3.91%	3.91%	4.37%	4.28%	4.26%	4.36%	4.55%	4.63%
Expected term (years)	1.5	1.5	1.5	1.5	1.5	0.75	0.67	0.58

Fair value of Note issued (in CAD)	$3,293	$1,359	$584	$714	$568	$506	$541	$483

(**)	During the period of nine months ended September 30, 2026, the Company issued 684,697 common shares upon partial conversion of Notes in total amount of US$3,266 thousand (approximately $4,521) at an average exercise price of US$4.77 per share. For more information regarding additional conversion of Notes subsequent to the reporting date, see Note 7C below.

(***)	The fair value of liability related to Notes was measured by management with assistance of third-party appraiser by using Monte Carlo model in which key assumptions that have been used are risk-free interest rate of 5.09%, expected volatility of 242.48% and expected term of 1-year.

During the period of nine months ended September 30, 2026, the Company issued 72,731 common shares upon partial exercise of Warrants in total cash amount of $853 at an average exercise price of $11.73 per share. Accordingly, as of September 30, 2026, 206,446 warrants had remained outstanding.

F -  19

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

C.	Settlement agreements

1.	On December 31, 2025, the Board approved the Company entering into settlement agreement pursuant to which the Company shall pay a total amount of $90 to MYM Shareholder Plaintiffs as settlement of the motion to strike out several significant parts of the claim. Following prolonged discussions and negotiations, the MYM Shareholder Plaintiffs narrowed their claim and agreed to resolve the motion on consent.

2.	On December 31, 2025, the Board approved the Company entering into settlement agreement under which the Company shall pay a total amount of $420 to service provider for certain legal services rendered in previous periods as full and final payment of all outstanding accounts, fees, disbursements and interest.

In January 2026, both agreements have been executed and the amounts were paid in cash.

D.	Debt settlement agreement

On June 12, 2025, the Board approved the Company to enter into a debt settlement agreement with an unrelated service provider (the “Creditor”), pursuant to which unpaid fees, charges, and disbursements for legal services rendered to the Company in previous periods in total amount of $190 (the “settled Amount”) will be settled to a number of 52,380 common shares at a deemed price per share equal to 10-day volume weighted average price of the shares ending on the date prior to issuance of the common shares. In addition, it was determined that if the Creditor receives net proceeds from the sale of the shares issued of less than the Settled Amount, the Company will pay the Creditor the difference. The common shares have been issued on June 18, 2025.

At the beginning of 2026, the Creditor sold all 52,380 common shares and received net proceeds of $102, resulting in an entitlement of $88 (the “January 2026 Entitlement”) which shall accrue an interest at a rate of 10% (the “Interest”).

On September 16, 2026, the Board approved the Company to enter into an additional debt settlement agreement with the Creditor, pursuant to which the Company agreed to issue to the Creditor an aggregate of 94,662 securities, comprised of (i) 38,624 common shares (ii) and 55,838 prefunded warrants with an exercise price of $0.00001 per share as complete payment and settlement of a debt amounted to $150 which includes (i) January 2026 Entitlement and accrued Interest and (ii) charges resulting from ongoing services rendered by the Creditor from the period commencing January 1, 2026.

The number of securities issued with total fair value of $215 representing a premium of 30% over the debt amount of $150 that was settled, when total amount of $88 was allocated to the 38,624 common shares that have been issued on September 16, 2026 and the remaining amount of $127 was allocated to prefunded warrants that were exercised into the same number of common shares on October 21, 2026.

The above transaction was accounted for as a settlement of financial liability under which the instruments issued are eligible for equity classification. The difference between the fair value of equity instruments to be issued and the amount of debt was recognized as finance expense in the amount of $65.

F -  20

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

E.	Execution of non-binding agreement to acquire 51% of Space Defense Innovations

On September 23, 2026, the Company entered into non-binding Letter of Intent (the “LOI”) to acquire 51% of issued and outstanding equity securities of Space Defense Innovations LLC, a Polish limited liability company (“SDI”), on a fully diluted basis. SDI, through its wholly owned subsidiary BlueAero Group Sp. z o.o., operates in the unmanned aerial systems sector, is a reseller and, upon receipt of applicable regulatory licenses, is expected to become a manufacturer of BlueBird Aero Systems’ tactical Unmanned Aircraft System and unique Hybrid Fixed-Wing VTOL-UAS Products in Europe with exclusivity in Poland.

Under the terms of the LOI, the Company will acquire 51% of SDI for a combination of its common shares (capped so that no SDI shareholder beneficially owns more than 19.99% of the Company) and/or pre-funded warrants, plus a 24-month seller loan bearing 9% annual interest with full warrant coverage on the principal (exercisable at a 25% premium to the closing price on the date definitive agreements are signed). The Company will also receive a 5-year call option to acquire the remaining SDI's shares at the same valuation, the right to appoint a majority of SDI’s Board of Directors and will provide SDI at closing with an on-demand line of credit of up to EUR 2.3 million (36-month maturity) convertible at the Company’s discretion into SDI's shares at the fair-market valuation established at closing, subject to a minimum SDI's valuation of no less than US$5 million supported by an independent valuation report.

The parties aim to execute definitive agreements within 60 days. The LOI is non-binding except for customary confidentiality, exclusivity, and governing law provisions. Closing remains subject to satisfactory due diligence (at the Company’s sole discretion), negotiation of definitive agreements, receipt of all required corporate, governmental and third-party approvals, assignment of certain key commercial agreements, and other customary conditions. There can be no assurance that the parties will enter into definitive agreements or that the proposed transaction will be completed.

F.	Closing of registered direct offering

On September 24, 2026, the Company closed a Registered Direct Offering (the “Offering”), pursuant to which the Company issued 655,000 common shares to certain accredited investors at a purchase price of US$2.00 per common share, resulting in aggregate gross proceeds of US$1,310 thousand (approximately $1,847). The Company incurred direct and incremental issuance costs related to the Offering in total amount of $50.

G.	Lease agreement

On September 29, 2026, Focus Medical Herbs Ltd. entered into a lease agreement with an entity controlled by the Company's Chief Executive Officer and one of the Company's main shareholders for leasing premises (which including four rooms) over a leasing period commencing Octobre 1, 2026 through September 30, 2028 for a monthly leasing fees of NIS 20 thousand (NIS 5 thousand per room) linked to the Israeli customer price index plus VAT according to the law (the “Leasing Period” and “Leasing Fee”, respectively). Focus has an option to extend the lease period for an additional 24 months (the “Extension Period”), subject to notice given 90-days period in advance. The monthly Leasing Fee will remain the same during the Extension Period.

As part of the leasing period, the Company considered only the Leasing Period as the realization of the option to extend the period was not considered reasonably certain. Consequently, in accordance with the provision of IFRS 16, “Leases”, the Company recognized a right of use asset amounted to NIS 789 thousand (approximately $365) measured at an amount equal to the leasing liability (using a discount rate of 10.43%).

F -  21

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 4 - FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method
Liability for warrants and pre-funded warrants (*) Liability for convertible promissory notes (**) Investment in affiliate (Xinteza) (***)	Black & Scholes model (Level 3 category) Monte Carlo model (Level 3 category) Costs approach (Level 3 category)

Management believes that the carrying amount of cash, trade receivables, other current assets, trade payables, credits from bank institution and others and other current liabilities, approximate their fair value due to the short-term maturity of these instruments.

(*)	Finance income from revaluation of warrants and prefunded warrants measured at fair value for the period of nine months ended September 30, 2026 and 2025, amounted to $598 and $9, respectively.

(**)	Finance expenses from revaluation of convertible promissory notes measured at fair value for the period of nine months ended September 30, 2026 amounted to $1,252. See also Note 3B above.

(***)	No quantitative or qualitative indicators have been identified during the period of nine months ended September 30, 2026, indicating a significant change in fair value of Investment in affiliate (Xinteza) from December 31, 2025.

For more information regarding the sale of the Investment in affiliate (Xinteza), see Note 6 below.

As of September 30, 2026, the fair value of derivative warrants liability was measured using the assistance of third-party appraiser by using the Black & Scholes model with the following key assumptions:

September 30, 2026
Series 2024

Expected volatility	80.69%
Share price (Canadian Dollar)	3.19
Expected life (in years)	3.846
Risk-free interest rate	3.65%
Expected dividend yield	0%

Fair value Per Warrant (Canadian Dollar)	$0.132
Total fair value of Warrants (Canadian Dollar in thousands)	$3

For more information regarding the Monte Carlo model and key assumptions used in measurement of liability related to convertible promissory notes as of September 30, 2026, see also Note 3B above.

F -  22

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 5 - DEFICIT

A.	Composition of share capital:

	September 30, 2026		December 31, 2025
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited		Audited

Common shares without par value	Unlimited	1,647,494	Unlimited	196,442

Common shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

As of August 18, 2026, the Board of the Company has approved a reverse share split of all outstanding common shares of the Company at a ratio of 30:1 so that each thirty common shares without par value were consolidated into one common share without par value (the “Reverse Share Split”). For accounting purposes, all common shares, options, convertible promissory notes, prefunded warrants and warrants to purchase common shares and loss per share amounts have been adjusted to have retroactive effect on the Reverse Share Split for all periods presented in the consolidated financial statements. All fractional Common Shares equal to or greater than one-half resulting from the Reverse Share Split were rounded to the next whole number, otherwise, the fractional Common Share was cancelled.

B.	Changes in issued and outstanding share capital:

Nine months period ended September 30, 2026
Unaudited

Balance as of January 1, 2026	196,442
Common shares issued upon convertible notes converted (Note 3B)	684,697
Common shares issued upon warrants exercised (Note 3B)	72,731
Common shares issued upon debt settlement agreement (Note 3D)	38,624
Common shares issued upon registered direct offering (Note 3F)	655,000

Balance as of September 30, 2026	1,647,494

F -  23

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 6 - DISCONTINUED OPERATIONS AND DECONSOLIDATION

On August 16, 2026, further to execution of non-binding letter of intent from June 18, 2026, the Company entered into a definitive share purchase agreement (the “Share Purchase Agreement”) with Slil.com Holding Ltd. (“Slil”) and IMC Holdings Ltd. (“IMC Holdings”) pursuant to which the Company agreed to sell to Slil all of the issued and outstanding shares of IMC Holdings, representing 100% of the equity interests of IMC Holdings on a fully diluted basis containing the Company’s entire European-focused assets (the “Sale”).

Prior to and as a condition precedent to closing, IMC Holdings was required to complete a pre-closing reorganization (together with the Sale, the “Transaction”), following which prior to the closing, the only material assets of IMC Holdings will be its direct or indirect equity interests in Adjupharm GmbH, Xinteza API Ltd. and Shiran Societe Anonyme while and the Israeli operations (consisting of IMC Pharma Ltd., Rivoli Trade & Marketing Ltd., R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and Focus Medical Herbs Ltd.) will be transferred to the Company or a designated wholly-owned subsidiaries of the Company and will not be part of the sale. In addition, as part of the reorganization, it was agreed that the outstanding intercompany indebtedness of IMC Holdings to the Company will be extinguished. The total consideration for the sale is $12,400 consisting of an amount of $3,000 that was received by the Company in cash as an advance and the Slil Assumption of certain liabilities of IMC Holdings and its subsidiaries in an amount that shall not materially exceed $9,400 in the aggregate.

The Share Purchase Agreement was subject to customary conditions, including completion of the pre-closing reorganization, receipt of a valid tax certificate from the Israeli Tax Authority, and other required consents and approvals.

The Transaction closed on September 29, 2026 (“Closing Date”), upon which the Company retained its core Israeli medical cannabis operations and related subsidiaries.

As the sold operations represents the entire German activities of the Group and as such operations represented a separate major geographic area of operations that is disposed, it was determined that the sold component represents a discontinued operations as defined in IFRS 5 “Non-current assets held for sale and discontinued operations”.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of operations and other comprehensive loss.

As a result of the sale of the entire holdings of IMC Holdings, the Company derecognized from the statement of financial position the carrying amount of all the assets and liabilities including the related non-controlling interests. As a result, the Company recorded a gain from derecognition of net assets totaling $2,722 within the discontinued operations. In addition, the Company re-classified to profit and loss an amount of $5,702 related to an aggregate translation adjustment loss that was previously recognized in capital reserve from translation difference of foreign operations in relation to the operations of IMC Holdings. Such amount was presented as part of the loss from derecognition.

F -  24

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 6 - DISCONTINUED OPERATIONS AND DECONSOLIDATION (Cont.)

IMC Holdings and Adjupharm GmbH's assets and liabilities included in consolidated statement of financial position immediately prior to the deconsolidation on the Closing Date, are as follows:

Closing Date
ASSETS

CURRENT ASSETS:
Cash	$1,370
Trade receivables	1,519
Other current assets	3,648
Inventories	1,015
7,552

NON-CURRENT ASSETS:
Property, plant and equipment, net	3,160
Investments in affiliate (Xinteza)	1,914
Right of use assets, net	77
5,151

Total assets	$12,703

LIABILITIES

CURRENT LIABILITIES:
Trade payables	$2,816
Other current liabilities	266
$3,082

Non-controlling interests	$(57)

Consideration:

Closing Date

Cash received	$3,000
Liabilities assumed (*)	9,400

Gross profit	12,400

Net assets of the sold operations	(9,621)
Non-controlling interests	(57)

Gain from derecognition of net assets	$2,722

(*)	Such liabilities were assumed by Slil and accordingly derecognized as a result of the Sale.

Change in cash:

Closing Date

Cash received	$3,000
Cash derecognized as part of net assets sold	(1,370)

Net cash received	$1,630

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IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 6 - DISCONTINUED OPERATIONS AND DECONSOLIDATION (Cont.)

The results of discontinued operations of Adjupharm GmbH are summarized as follows:

Period ended Closing Date

Revenue	$13,621
Cost of revenue	11,394

Gross profit	2,227

General and administrative expenses	1,565
Selling and marketing expenses	782

Total operating expenses	2,347

Net loss	(120)
Gain from derecognition of net assets	2,722

Reclassification of translation adjustment to profit and loss	(5,702)

Net loss from discontinued operations	$(3,100)

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IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 7 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the financial position date up to the date that the financial statements were issued (November 13, 2026). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	October 2026 Convertible Settlement Notes and Accompanying Settlement Warrants

On October 7, 2026, the Board approved the Company to enter into a debt settlement agreements with certain existing holders (the “Holders”), pursuant to which in exchange to settlement of an existing financial liability toward the Holders amounted to US$491 thousand (approximately $699) (the “Settlement Amount”), the Company issued to the Holders (i) a convertible promissory notes (the “October 2026 Convertible Settlement Notes”) which are convertible into the Company’s Common Shares at a purchase price equal to 90% of the Settlement Amount and (ii) a warrant to purchase up to 243,245 of the Company’s common shares at an exercise price of $4.63 per common share over a period of 6 months commencing the issuance date through March 31, 2027 (the “October 2026 Warrant”).

The transaction closed on October 7, 2026.

Each of the October 2026 Convertible Settlement Notes bears interest at a rate of 8% per annum, accruing from the applicable closing date, which may increase to 14% upon the occurrence of an event of default as defined in the October 2026 Convertible Settlement Notes. The October 2026 Convertible Settlement Notes are not repayable in cash and all amounts payable thereunder will be satisfied solely through the issuance of common shares upon conversion of the October 2026 Convertible Settlement Notes in accordance with its terms.

The outstanding principal amount of, and accrued on, the October 2026 Convertible Settlement Notes is convertible, in whole or in part, at the option of the Holders at any time after issuance, into common shares at a conversion price equal to the lower of (i) the Fixed Price, as defined in the October 2026 Convertible Settlement Notes, or (ii) the Variable Price, provided, however, that the Variable Price will not be lower than the Floor Price, as defined in the October 2026 Convertible Settlement Notes. The Fixed Price in October 2026 Convertible Settlement Notes is US$2.00 and the Floor Price in October 2026 Convertible Settlement Notes is US$0.40.

B.	Securities Purchase Agreement, Convertible Promissory Note and Warrant

On November 4, 2026, the Company entered into a Securities Purchase Agreement (the “November 2026 Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company issued to the Investor (i) a convertible promissory note (the “Note”) in the principal amount of US$1,200 thousand (approximately $1,675) (the “Principal Amount”), which is convertible into the Company’s common shares, with an original issuance discount of 15% and (ii) a warrant to purchase up to 3,936,330 Common Shares (the “Warrant”), equal to a number of common shares determined by 200% of the Principal Amount divided by an exercise price of US$0.61 per common share (the “Offering”). The Offering closed on November 4, 2026 (the “Closing Date”).

The Note bears an interest rate of 4% per annum accruing from the Closing Date (which shall increase to 14% upon the occurrence of an Event of Default, as defined in the Note). The Note provides the Investor with the option of converting on one or more occasions all or part of the outstanding balance of the Company’s obligations through the issuance of common shares.

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IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

Canadian Dollars in thousands, except share and per share data

NOTE 7 - SUBSEQUENT EVENTS (Cont.)

B.	Securities Purchase Agreement, Convertible Promissory Note and Warrant (Cont.)

The Note matures on March 4, 2029, which is 28 months from its issuance and the outstanding Principal Amount and accrued interest are to be repaid in ten equal monthly installments beginning the first day of the month following the 18th month anniversary of the issuance thereof, which is June 1, 2028, unless repaid earlier (partially or in full) at the Company's option or if extended at the option of the Investor.

The number of common shares issuable upon any conversion of the principal amount under the Note is determined by dividing the applicable conversion amount by the conversion price (the “Conversion Price”) which is equal to the lower of (i) US$0.610 (the “Fixed Price”) or (ii) 85% of the lowest daily volume-weighted average price of the common shares during the 20 consecutive trading days immediately preceding the conversion date (the “Variable Price”), provided, however, that the Variable Price will not be lower than US$0.1449 (the “Floor Price”).

The Warrant entitles its holder to purchase one Common Share (each, a “Warrant Share”) at an exercise price ofUS$0.610 per Warrant Share. The Warrant became exercisable immediately upon its issuance date, November 4, 2026, and will be exercisable for a period of 3-years, until November 3, 2029 (the “Termination Date”). If the Warrant is not exercised by the Termination Date, the Warrant will expire and be of no further force or effect. The Warrant includes certain anti-dilution and ratchet adjustment provisions.

In addition, subject to the conditions in the November 2026 Purchase Agreement, beginning on January 1, 2027, the Company may request, at its sole discretion, that the investor purchase additional Promissory Notes (the “Additional Promissory Notes”), each in the principal amount of up to US$1,200 thousand, with a purchase price payable in cash and equal to 85% of such principal amount, during each subsequent 3-month period. Notwithstanding the foregoing, if at any time after the Closing Date, the daily trading volume of the Company’s common shares is at least 100% of the amount of common shares then outstanding, then the Company may request, at its sole discretion, that the investor purchase Additional Promissory Notes, provided that the aggregate principal amount of all Promissory Notes purchased pursuant to the November 2026 Purchase Agreement shall not exceed the Subscription Amount.

C.	Conversion of convertible promissory note

As noted in Note 3B above, During the period commencing October 1, 2026 through the approval date of these interim condensed consolidated financial statements, the Company issued 140,830 common shares upon partial conversion of Notes in total amount of US$107 thousand (approximately $150) at an average exercise price of US$0.7635 per share.

D.	Approval of credit line

On November 3, 2026, the Company's Board of Directors approved that one of the members which is also the Company's Chief Executive Officer and shareholder will make available a revolving line of credit in an aggregate principal amount of up to NIS 5,000 thousand (the “LOC”) for funding the operations and working capital requirements of the Company’s Israeli subsidiaries.

The interest rate, term, repayment terms, availability period, security, priority, subordination and other terms of the LOC have not yet been finalized and will be set out in the definitive line of credit agreement, drawdown notices and related agreements, instruments and documents.

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